UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A-4

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

SHOW ME ETHANOL, LLC
(Name of Issuer)

DAVID L. DURHAM
JOHN W. LETZIG
MICHAEL G. NORDWALD
ROBERT J. KORFF
BEN BEETSMA
JAMES A. EDWARDS
ROGER W. EHRICH
GEORGE FAMULINER III
THOMAS G. KOLB
ROBERT QUINN
RICHARD A. HANSON
(Names of Person(s) Filing Statement)

Class A Membership Units
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Richard A. Hanson General Manager and Chief Financial Officer Show Me Ethanol, LLC 26530 Highway 24 East Carrollton, Missouri 64633 (660) 542-6493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:

Bryan Cave LLP One Kansas City Place 1200 Main Street, Suite 3500 Kansas City, Missouri 64105 Attention: Paul M. William, Esq. (816) 374-3266
This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,189,265.32	$655.19

*   For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per Class A Membership Unit as of September 30, 2009 ($9,226.17) to be exchanged in the reclassification transaction for Class A-1 Membership Units. The estimated transaction valuation is equal to the product obtained by multiplying (A) the September 30, 2009 book value of $9,226.17 by (B) the estimated total number of Class A Membership Units (996) owned by all members who are record holders of 3 or fewer Class A Membership Units immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, was determined by multiplying 0.0000713 by the product of the preceding sentence.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $655.19 ($142.43 on 2/11/10, $417.65 on 9/22/09, and $95.11 on 12/14/09)

Form or Registration No.: Schedule 13E-3

Filing Party: Show Me Ethanol, LLC

Date Filed: September 22,2009, December 14, 2009 and February 11, 2010

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3/A-4 is being filed jointly by Show Me Ethanol, LLC, a Missouri limited liability company (the “Company”), David L. Durham, John W. Letzig, Michael G. Nordwald, Robert J. Korff, Ben Beetsma, James A. Edwards, Roger W. Ehrich, George Famuliner III, Thomas G. Kolb, Robert Quinn and Richard A. Hanson, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.  This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the Rule 13e-3 transaction subject to this Schedule 13e-3 Transaction Statement.

On March 29, 2010, the Company held a Special Meeting of Members at which the members approved the First Amended and Restated Operating Agreement.  The First Amended and Restated Operating Agreement includes, among other things, the reclassification of the Company’s Class A membership units held by members who are the record holders of 3 or fewer membership units.  Accordingly, on March 29, 2010, the Company’s Class A membership units held by members who were the record holders of 3 or fewer membership units were reclassified on the basis of one Class A-1 membership unit for each Class A membership unit held by such members immediately prior to the effective time of the reclassification.  All other membership units, remain outstanding and are unaffected by the reclassification except as described in the Company’s proxy statement described below.

The reclassification has reduced the number of holders of our Class A member units to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission.  The Company intends to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

The definitive proxy statement of the Company filed on February 24, 2010 including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2010	SHOW ME ETHANOL, LLC

/s/Richard A. Hanson
By: Richard A. Hanson
Title: General Manager

OTHER FILING PERSONS:

Dated: March 30, 20100	DAVID L. DURHAM

/s/ David L. Durham*
Manager

Dated: March 30, 2010	JOHN W. LETZIG

/s/ John W. Letzig*
Manager

Dated: March 30, 2010	MICHAEL G. NORDWALD

/s/ Michael G. Nordwald*
Manager

Dated: March 30, 2010	ROBERT J. KORFF

/s/ Robert J. Korff*
Manager

Dated: March 30, 2010	BEN BEETSMA

/s/ Ben Beetsma*
Manager

Dated: March 30, 2010	JAMES A. EDWARDS

/s/ James A. Edwards*
Manager

Dated: March 30, 2010	ROGER EHRICH

/s/ Roger Ehrich*
Manager

Dated: March 30, 2010	GEORGE FAMULINER III

/s/ George Famuliner III*
Manager

Dated: March 30, 2010	THOMAS G. KOLB

/s/ Thomas G. Kolb*
Manager

Dated: March 30, 2010	ROBERT QUINN

/s/ Robert Quinn*
Manager

Dated: March 30, 2010	RICHARD A. HANSON

/s/ Richard A. Hanson
By: Richard A. Hanson
General Manager and Chief Financial Officer

* — By Richard A. Hanson pursuant to Power of Attorney

Exhibit Index

24.1	Power of Attorney executed by David L. Durham

24.2	Power of Attorney executed by John W. Letzig

24.3	Power of Attorney executed by Michael G. Nordwald

24.4	Power of Attorney executed by Robert J. Korff

24.5	Power of Attorney executed by Ben Beetsma

24.6	Power of Attorney executed by James A. Edwards

24.7	Power of Attorney executed by Roger W. Ehrich

24.8	Power of Attorney executed by George Famuliner III

24.9	Power of Attorney executed by Thomas G. Kolb

24.10	Power of Attorney executed by Robert Quinn